Exhibit 99.1

StoneCo Announces Board Changes

Georgetown, Cayman Islands, December 1st, 2023 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) today announced additional board changes to support the next stage of the Company’s growth.

Stone’s Board has approved the appointment of Gilberto Caldart as a Board Member.

Mr. Caldart is a former Vice Chairman and President of International Markets at Mastercard, where he worked more than 14 years. Prior to that he also had a 26-year career in Citigroup, having extensive knowledge of financial services, payment innovation, and technology.

The appointment of Mr. Caldart is effective immediately.

Board of Directors Composition

As a result of this change, StoneCo Board of Directors will now be composed of nine Directors, six of whom are independent:

•	André Street – Chairman

•	Conrado Engel* – Vice-Chairman

•	Diego Fresco Gutierrez*

•	Gilberto Caldart*

•	Luciana Aguiar*

•	Mauricio Luchetti*

•	Patricia Verderesi*

•	Silvio José Morais

•	Thiago dos Santos Piau

* Independent Board Members

About Our New Board of Directors Appointments

Gilberto Caldart is a former Vice Chairman, Senior Client Partnerships & Relationships and former President of International Markets at Mastercard, having worked more than 14 years at the company. In the latter, he was responsible for the management of all markets and customer related activities outside of North America and Canada and was a member of the Mastercard’s management committee. Prior to this appointment, Mr. Caldart was president of Mastercard Latin America and Caribbean region, where he led efforts to place the company at the forefront of the payments industry in the region.

Before joining Mastercard, he spent 26 years at Citigroup in various leadership positions in Brazil and New York. Most notably, he led the Citi Consumer Business in Brazil (Retail Banking, Consumer Finance and Cards) for over six years. During his time at Citigroup, Mr. Caldart served on the boards of Credicard and Redecard, playing a critical role in the restructuring of the Credicard Group and on the Redecard IPO transformation.

Mr. Caldart is a graduate of the Harvard Business School's Advanced Management Program. He also has an MBA from Duke University, Fuqua School of Business and a Bachelor’s degree in Business Administration and Accounting from the University of Rio Grande do Sul, Brazil.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations investors@stone.co

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